Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2009

Steve Filton
SVP & Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
P.O. Box 61558
King of Prussia, Pennsylvania

Re: **Universal Health Services, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 1-10765

Dear Mr. Filton:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A- Risk Factors, page 17

1. Please add a risk factor concerning the possible dilution of your outstanding Class B common stock in the event of conversion by holders of your Class A, Class C and Class D common stock. In this risk factor, please also consider noting that you have been engaged in a share repurchase program for Class B common stock.

2. Please add a risk factor that discusses the risks posed by shareholder voting power being concentrated in the hands of company insiders, particularly Mr. Alan Miller's 84.7% ownership.

Item 11- Executive Compensation
Definitive Proxy Statement on Schedule 14A, filed April 8, 2009
2009 and 2008 Cash Bonus Formula and Performance Goals, page 22

3. We note that the cash bonuses received by Ms. Debra Osteen and Messrs. Michael Marquez and Marc Miller were calculated as follows: 25% on the achievement of certain corporate performance criteria and 75% on the achievement of divisional specified income targets. However, you have not provided sufficient detail with respect to these divisional targets. As these individuals' bonuses are weighted so heavily in favor of divisional performance, you must disclose the specific divisional performance criteria, the formula applied to determine the amount of bonus awards, and the actual performance achieved to the same extent as you have for the corporate performance criteria. Please revise your Compensation Discussion & Analysis disclosure accordingly.

Stock Options, page 26

4. The grant date fair value of options awarded to Mr. Alan Miller was $1.79 million in 2008 and was approximately $212,000 for each of the other named executive officers, as reflected in the Grants of Plan-Based Awards Table on page 36. We understand that Mr. Miller received the minimum award stipulated in his employment agreement, but you have not explained why the Compensation Committee thought he was entitled to only the minimum. Please revise your disclosure accordingly.

5. With respect to the other named executive officers, you state that the Compensation Committee took into account individual performance and potential contribution to growth and profitability. However, you do not explain what the Compensation Committee's assessment was of each named executive officer that led it to conclude that the stock option awards were appropriate. Please revise your disclosure accordingly. In addition, you should also address why the value of Mr. Alan Miller's award was so much greater than the other named executive officers.

Certain Relationships and Related Transactions, page 48

6. Please disclose the total fees you paid in 2008 to Fulbright & Jaworski, L.L.P. as legal counsel and to Mr. Anthony Pantaleoni in his capacity as trustee of the Allen family trusts, pursuant to Item 404(a)(3) of Regulation S-K.

<u>6) Income Taxes, page 107</u>

7. Other deferred tax assets increased from $42.5 million in 2007 to $81.3 million in 2008. Please disclose the nature of the other deferred tax assets and the factors that result in an increase in your other deferred tax assets in 2008.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Daniel Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant